UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


                       Young & Rubicam Inc.
-----------------------------------------------------------------
                         (Name of Issuer)


                           Common Stock
-----------------------------------------------------------------
                  (Title of Class of Securities)


                            987425105
           -------------------------------------------
                          (CUSIP Number)


            Mark T. McEnroe, c/o Young & Rubicam Inc.,
    285 Madison Avenue, New York, New York 10017, 212-210-3427
-----------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                        November 24, 1998
  -------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No. 987425105                                           Page 2
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Michael J. Dolan
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------
  3    SEC USE ONLY

---------------------------------------------------------------------
  4    SOURCE OF FUNDS

       00
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER                       0
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                        0
     BY         -----------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       419,625
    WITH        -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                                5,180,647
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,600,272
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                          [x]
       See Item 6 below
---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.4%
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON


                 IN
---------------------------------------------------------------------

SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No.  987423105                                 Page 3
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Stephanie W. Abramson
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS

       00
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER                       0
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                        0
     BY         -----------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       466,978
    WITH        -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                5,180,647
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,647,625
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                          [x]
       See Item 6 below
---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.5%
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

                 IN
---------------------------------------------------------------------

SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No.  987425105                                 Page 4
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kevin Lavan
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS

       00
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER                       0
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                        0
     BY         -----------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       62,250
    WITH        -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                5,180,647
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                5,242,897
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                          [x]
       See Item 6 below
---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.9%
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

                 IN
---------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed on November 13, 1998 (the "Original Schedule 13D") by Michael J. Dolan, Stephanie W. Abramson and Kevin Lavan with respect to the common stock, $0.01 par value per share ("Common Stock"), of Young & Rubicam, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.

     Item 3 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     This statement on Schedule 13D relates to a power of attorney arrangement, which arrangement is described in Item 4 of this Amendment. Because the acquisition of beneficial ownership by the Reporting Persons reported herein did not involve a purchase of securities, no monetary, or other type of, consideration was paid or received by any Reporting Person in connection with this arrangement. As described more fully in Items 4 and 5(d) below, each of the director, officer, employee and former employee stockholders of the Company listed on
Schedule 1 hereto (the "Y&R Selling Stockholders") has the right to receive the proceeds from the sale of the number of shares of Common Stock listed next to each such Y&R Selling Stockholder's name on Schedule 1.

Item 4.    Purpose of Transaction.

     Item 4 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (File No. 333-66883), which has been declared effective, and has filed a final prospectus (the "Final Prospectus") dated November 24, 1998 pursuant to Rule 424(b) under the Securities Act of 1933, as amended. The Final Prospectus disclosed that the Y&R Selling Stockholders, together with certain other stockholders of the Company, are offering for sale an aggregate of 10,000,000 shares of Common Stock of the Company (plus up to an aggregate of 1,500,000 additional shares of Common Stock, solely to cover over-allotments) through certain underwriters (the "Underwriters") represented by Bears, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., ING Baring Furman Selz LLC and Salomon Smith Barney Inc. (the "Representatives") in a secondary public offering (the "Secondary Public Offering") of Common Stock of the Company.

     The Reporting Persons have obtained from each Y&R Selling Stockholder a separate Standstill and Lock Up Agreement and Selling Stockholders' Irrevocable Power of Attorney (each a "Power of Attorney" and collectively, the "Powers of Attorney"), a form of which was attached to the Original Schedule 13D as
Exhibit 2 thereto and which is incorporated by reference herein. Pursuant to the Powers of Attorney, each Y&R Selling Stockholder has irrevocably constituted and appointed the Reporting Persons, each with full power and authority to act alone and with full power of substitution, as his or her attorney-in-fact with respect to all matters arising in connection with the Secondary Public Offering, including the power and the authority to: (i) sell, assign, transfer and deliver to the Underwriters up to the number of shares of Common Stock listed next to such Y&R Selling Stockholder's name on Schedule 1 hereto at a purchase price per share to be agreed with the Underwriters, (ii) determine the number of shares of Common Stock to be sold by such Y&R Selling Stockholder to the Underwriters, which number may not be greater but may be fewer than the number listed next to such Y&R Selling Stockholder's name on Schedule 1 hereto and (iii) execute, deliver and perform an underwriting agreement.

     The Powers of Attorney were executed and delivered from time to time on and after November 3, 1998. None of the Reporting Persons are Y&R Selling Stockholders. As a result of the arrangement created by the Powers of Attorney, the Reporting Persons may be deemed to be a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     On November 24, 1998, Stephanie W. Abramson, a Reporting Person, solely in her capacity as attorney-in-fact for the Y&R Selling Stockholders, executed and delivered the Underwriting Agreement (the "Underwriting Agreement") dated November 24, 1998 among the Company, the Y&R Selling Stockholders, acting severally, the other selling stockholders of the Company named therein, and Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., ING Baring Furman Selz LLC and Salomon Smith Barney Inc., as Representatives of the several Underwriters named therein. The following is a brief description of the Underwriting Agreement and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein. Pursuant to the Underwriting Agreement, the Y&R Selling Stockholders have agreed to sell to the Underwriters, acting through the Representatives, an aggregate of 5,180,647 shares of Common Stock (including 1,047,166 shares of Common Stock issuable upon exercise of options held by the Y&R Selling Stockholders) for resale pursuant to the Company's Registration Statement on Form S-1 and the Final Prospectus, at a price of $29.50 per share, less an underwriting discount of $1.18 per share, resulting in proceeds to the Y&R Selling Stockholders of $28.32 per share of Common Stock. In addition, other stockholders of the Company named in the Underwriting Agreement and the Final Prospectus have agreed to sell an aggregate of 4,819,353 shares of Common Stock to the Underwriters, acting through the Representatives. Of the total of 5,180,647 shares of Common Stock to be sold by the Y&R Selling Stockholders, each Y&R Selling Stockholder has agreed to sell that number of shares of Common Stock set forth opposite the name of such Y&R Selling Stockholder on Schedule 1 hereto. The closing of the sale of the shares to the Underwriters is expected to occur on December 1, 1998 and is subject to the satisfaction or waiver of certain conditions set forth in the Underwriting Agreement. The Underwriting Agreement provides that, in connection with the Secondary Public Offering, certain stockholders of the Company other than the Y&R Selling Stockholders have granted the Underwriters an option to purchase up to an additional 1,500,000 shares of Common Stock, solely to cover over-allotments in connection with the sale of shares of Common Stock.

     Except as described above, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

     Item 5 of the original Schedule 13D is hereby amended to read in its entirety as follows:

     (a) Michael J. Dolan beneficially owns 5,600,272 shares of Common Stock, constituting approximately 8.4% of the shares outstanding, consisting of 4,448,766 outstanding shares of Common Stock and 1,151,506 shares of Common Stock that are issuable pursuant to currently exercisable options. Stephanie W. Abramson beneficially owns 5,647,625 shares of Common Stock, constituting approximately 8.5% of the shares outstanding, consisting of 4,574,374 outstanding shares of Common Stock and 1,073,251 shares of Common Stock that are issuable pursuant to currently exercisable options. Kevin Lavan beneficially owns 5,242,897 outstanding shares of Common Stock, constituting approximately 7.9% of the shares outstanding, consisting of 4,163,731 outstanding shares of Common Stock and 1,059,166 shares of Common Stock that are issuable pursuant to currently exercisable options. The number of shares of Common Stock beneficially owned by each Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act.

     (b) As an attorney-in-fact under the Powers of Attorney, each Reporting Person shares the power to dispose of 5,180,647 shares of Common Stock, which includes 1,047,166 shares of Common Stock that are issuable pursuant to currently exercisable options, with each of the other Reporting Persons. In addition, Michael J. Dolan has the sole power to dispose of 419,625 shares of Common Stock, which includes 104,340 shares of Common Stock that are issuable pursuant to currently exercisable options, held in an individual capacity; Stephanie W. Abramson has the sole power to dispose of 466,978 shares of Common Stock, which includes 26,085 shares of Common Stock that are issuable pursuant to currently exercisable options, held in an individual capacity; and Kevin Lavan has the sole power to dispose of 62,250 outstanding shares of Common Stock held in an individual capacity, which includes 12,000 shares of Common Stock that are issuable pursuant to curently exercisable options.

     (c) Except as described herein, the Reporting Persons have effected no transactions in shares of Common Stock during the past 60 days.

     (d) Each Y&R Selling Stockholder listed on Schedule 1 hereto has the right to receive the proceeds from the sale of the number of shares of Common Stock listed next to each such Y&R Selling
Stockholder's name on Schedule 1.

     (e)  Not Applicable.

Item 6.    Contracts, Arrangements, Understanding or
           Relationships with Respect to Securities of the Issuer.

     Item 6 of the Original Schedule 13D is hereby amended by inserting the following paragraph immediately after the final paragraph thereof.

     As set forth in Item 4, on November 24, 1998, Stephanie W. Abramson, a Reporting Person, solely in her capacity as attorney-in-fact for the Y&R Selling Stockholders, executed and delivered the Underwriting Agreement. The Underwriting Agreement is briefly described in Item 4 and a copy of the Underwriting Agreement is attached as Exhibit 1 hereto and incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits

      Exhibit 1    Underwriting Agreement

      Exhibit 2 Joint Filing Agreement (incorporated by reference to the Original Schedule 13D filed with the Securities and Exchange Commission on November 13, 1998)

                            SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 1998



                              By: /s/ Mark T. McEnroe,
                                   Attorney-in-Fact, on behalf
                                   of Michael J. Dolan
                                  --------------------------
                                  Name:  Mark T. McEnroe
                                  Title:  Attorney-in-Fact

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 1998



                              By: /s/ Mark T. McEnroe,
                                   Attorney-in-Fact, on behalf
                                   of Stephanie W. Abramson
                                  --------------------------
                                  Name:  Mark T. McEnroe
                                  Title:  Attorney-in-Fact

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 1998



                              By: /s/ Mark T. McEnroe,
                                   Attorney-in-Fact, on behalf
                                   of Kevin Lavan
                                  --------------------------
                                  Name:  Mark T. McEnroe
                                  Title:  Attorney-in-Fact

                            Schedule 1

                     Y&R Selling Stockholders
                     as of November 24, 1998


                                            Maximum Number of
                                          Shares of Common Stock
                                          (including shares of
                                           Common Stock issuable
                                           upon the exercise of
Name of Y&R Selling Stockholder                   options)
-------------------------------           ----------------------
AIELLO, STEPHEN R.                                20,105
ALBINUS, STIG                                     16,140
ANASTOS, PATRICIA                                  2,000
BARA, JEAN-MARC                                   35,588
BAUM, STEPHEN                                      2,000
BEALLE, KIMBERLY                                  10,000
BEIJEN, KAREL                                      3,510
BELL, THEODORE                                    40,000
BERGERUS-HOBINGER, LEENA                          45,570
BJORKMAN, LINCOLN                                 15,615
BLOCKLIN, JUNE                                    29,520
BOENDER, RENE                                     12,078
BOHNE, BONNIE                                      2,430
BOISROND, ETIENNE                                 33,750
BOSMA, TIEMEN                                     55,000
BRANDS, HEINZ GEORG                                9,733
BRANIGAN, CRAIG                                   28,000
BRAUN, JURGEN                                     71,970
BRITE, JANE                                       40,000
CHIOCCI, ROGER                                    14,000
CHYNSKY, IRA                                      16,000
CLAES, MICHAEL                                     5,000
COGMAN, DON                                       61,600
COOMBS, JANET                                     19,327
CORONNA, DAVID                                       700
COSTA, JOSE MARIA                                 15,000
COSTA, MASSIMO                                     7,406
COZENS, MICHAEL                                    5,220
CURRAN, BRIAN                                     15,651
DAVIS, DONALD H.                                  19,080
De BAKKER, FERDINAND                              15,000
DEDEO, JOSEPH E.                                 201,258
DEUTSCH, LAWRENCE                                  1,400
DIAMOND, SHELLEY                                  10,875
DuBOSE, PAMELA                                    20,000
DUKES, TERRY                                       6,250
ELLIOTT, DARYL                                     5,200
EXPOSITO, DAISY                                   31,709
FAHEY, KEVIN J.                                    4,500
FARLEY, CHARLES P.                                 5,000
FARNELL-WATSON, PETER                             20,355
FORD, PATRICK                                      9,000
FORD, RICHARD                                     18,000
FRANKEL, CLARK J.                                 26,088
FRANZ, VOLKER                                      1,000
FREDERICKS, ERIC                                  39,000
FREDERIKSEN, PETER                                 9,000
GAZMA, LEON                                       10,000
GERVASI, ENRICO                                    9,000
GOMEZESE, OSCAR                                    2,000
GONZALES, EDUARDO                                 40,000
GREEN, WILLIAM                                    10,000
GREENE, DAVID E.                                  10,000
GUTIERREZ, VICTOR                                  6,000
HALLEY-WRIGHT, ANDREW                             37,125
HANSEN, THOMAS R.                                    750
HARLEMAN, PETER J.                                16,000
HAWRYSH, FRED                                     17,400
HIMPE, STEFAAN                                     5,000
HOOD, JAMES W.                                    35,000

HORN, ROSEANNE                                    10,350
HOROVITZ, PETER                                    6,957
HOSP, RICHARD H.                                  20,000
HOYT, ERIC GARRISON                               11,900
HUGHES, ALEX                                      34,785
HUNT, JEFF                                        15,279
IBBA, GIGLIOLA                                    15,000
IGIEL, ROBERT                                     52,175
JACK, BARBARA                                     89,370
JEBSEN, PAL MARIUS                                28,000
JOHNSTON, WILLIAM B.                               6,000
KAPLOVE, JAMES E.                                  8,000
KENNY, MARY ELLEN                                  6,522
KISSMANN, EDNA                                    13,000
KLEIN, ARTHUR R.                                  30,000
KOH, JACKIE                                       15,500
KOWALEWSKA, NINA                                  12,000
KRAKOWSKY, PHILIPPE                                6,000
KRAUSS, INGO                                     150,000
KUGELMAN, STEPHANIE                               72,794
KURZ, MITCHELL                                   356,000
KUSHNER, JAY                                      11,000
La ROCK, MARTA                                    10,000
LAING, TIMOTHY                                     4,135
LEO, DENISE                                          675
LOES, RENATO ARANTES                              39,135
LOMBARDI, MARCO                                   20,000
MACHTIGER, BENNETT R.                              7,000
MACKINNON, DUNCAN                                  5,000
MALTESE, JOHN F.                                  16,983
MANSON, ANTHONY S.                                16,305
MATTHIES, HELMUT                                 125,000
MAURICE, MARTIN                                   15,000
McDUFFEY, ROBERT M.                               12,000
McGARRY, JOHN                                    309,706
McKENNA, STEVEN M.                                92,000
McLEAN, GORDON                                    11,955
McQUEENEY, THOMAS                                 34,765
MEERSTADT, BERT                                    8,000
MELZER, WILLIAM C.                                73,300
MESKILL-SPENCER, DIANE                            22,767
MIDDLETON, CRAIG                                  31,467
MINEAR, DAVID                                     12,000
MONTERO, FERNAN                                  282,000
MOOTZ, FRANS                                      18,792
MORRIS, JOHN F.                                   12,432
NELSON, BRUCE S.                                   6,500
NEWTON, JR., CHARLES G.                            7,560
NEWTON, KEITH                                     26,250
NICHOLSON, LORI                                   11,379
O'MALLEY, JAMES                                   13,560
OROHO, STEVE                                      64,988
O'ROURKE, RAYMOND J.                              10,000
OWEN, STEWART                                     20,000
PARRY, VINCENT P.                                 10,000
PASTRICK, ROBERT S.                               17,220
PEREZ, MANUEL                                     32,000
PEREZ, RICARDO J.                                 49,575
PERLMUTTER, DIANE                                  7,500
PETERS, JOHN                                      28,710
PHILLIPS, GRAHAM                                   4,960
POLLAK, TIM                                      264,000
PORTER, MICHAEL                                   15,610
POWER, WILLIAM A.                                 50,000
PRATT, TOM                                        10,000
PROCTER, BRIAN                                     6,450
PUPHAL, JOERG                                     32,000
PUTNAM, JOHN E.                                    9,173
QUADFLIEG, MATTHIAS                                5,475

RANCOURT, SERGE                                   40,000
RAVIV, SHEILA                                     15,000
REESER, COURTNEY                                  12,522
RENTSCHLER, PETER                                  6,087
RINDLISBACHER, JORG                                8,000
RODRIGUEZ, JORGE                                   1,755
RODWAY, EDWARD                                     6,450
ROSENTHAL, ILENE                                  10,000
ROSS, JOHN J.                                      5,000
ROTHSTEIN, SEITH                                  33,915
ROUSSET, ALAIN                                    55,352
SAMET, MICHAEL                                    38,568
SANDERS, JOHN                                     20,000
SAVAGE, CHRIS                                     13,050
SCHETLICK, MATTHEW                                 7,000
SCHOU, NICO                                       13,755
SCHUG, ANGELIKA                                   20,000
SCIELZO, JAMES                                    23,733
SCRUGGS, JOHN F.                                  26,085
SEYFERTH, STEVE                                   10,000
SHARP, KEITH                                      17,742
SHAW, JESSIE                                       3,500
SHELDON, ALAN J.                                 250,000
SINREICH, RICHARD                                 11,000
SIVE, ROBERT                                      12,590
SLONE, PETER B.                                   10,650
SMITH, TIMOTHY H.                                  6,000
SRERE, LINDA                                      15,000
STADELER, CHRISTOPH                               23,000
STEFANSKI, STANLEY                                80,321
STEIGRAD, PETER                                    1,000
STERN MARRONE, DEBRA                               8,000
STOUT, KATHRYN                                     7,000
THALEN, LARS                                      14,000
TIMON, CLAY                                       36,511
TRAUB, WAYNE                                       5,500
VIJN, PIETER                                      10,000
WALDMAN, MARVIN                                   24,100
WALSH, MARY T.                                     2,000
WEBRE, CHARLES                                    13,914
WIDMER, BRUNO                                     65,000
WILLIAMS, DONALD D.                               18,000
WILLIAMS, JAMES                                   22,500
YAGODA, KENNETH                                    6,000
ZEIGLER, MICHAEL                                  23,185


                      Total                    5,180,647

                          EXHIBIT INDEX

Exhibit 1    Underwriting Agreement
Exhibit 2 Joint Filing Agreement (incorporated by reference to the Original Schedule 13D filed with the Securities and Exchange Commission on November 13, 1998)

                                                        Exhibit 1
                                           Underwriting Agreement
                                           ----------------------

                        10,000,000 Shares

                       Young & Rubicam Inc.

                           Common Stock

                      UNDERWRITING AGREEMENT

                        November 24, 1998

BEAR, STEARNS & CO. INC.
DONALDSON, LUFKIN & JENRETTE
  SECURITIES CORPORATION
GOLDMAN, SACHS & CO.
ING BARING FURMAN SELZ LLC
SALOMON SMITH BARNEY INC.
  As representatives of the
    several Underwriters
    named in Schedule I hereto
    c/o Bear, Stearns & Co. Inc.
      245 Park Avenue
      New York, New York 10167


Ladies and Gentlemen:

          Certain stockholders of Young & Rubicam Inc., a Delaware corporation (the "Company"), named in Schedule II hereto (the "Y&R Selling Stockholders") severally propose to sell to the several Underwriters (as defined below) an aggregate of 5,180,647 shares of the Company's Common Stock, par value $.01 per share ("Common Stock"), certain stockholders of the Company named in
Schedule III (a) hereto (the "H&F Selling Stockholders") severally propose to sell to the several Underwriters an aggregate of 4,770,493 shares of Common Stock and BearTel Corp. ("BearTel" and together with the Y&R Selling Stockholders and the H&F Selling Stockholders, the "Selling Stockholders") proposes to sell to the several Underwriters an aggregate of 48,860 shares of Common Stock. The shares of Common Stock to be sold by the Y&R Selling

Stockholders are hereinafter called the "Y&R Selling Stockholder
Shares," and, together with the shares of Common Stock to be sold by BearTel and the H&F Selling Stockholders, the "Firm Shares."

           It is understood that, subject to the conditions hereinafter stated, 10,000,000 Firm Shares (the "Firm Shares") will be sold to the several Underwriters named in Schedule I hereto (the "Underwriters") in connection with the offering and sale of such Firm Shares. Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., ING Baring Furman Selz LLC and Salomon Smith Barney Inc. shall act as representatives (the "Representatives") of the several Underwriters.

           The individuals or entities listed on Schedule IV hereto (the "Option Selling Stockholders") also severally propose to issue and sell to the several Underwriters not more than an additional 1,500,000 shares of Common Stock (the "Additional Shares"), if requested by the Underwriters as provided in Section 2 hereof. The Firm Shares and the Additional Shares are herein collectively called the "Shares."

           SECTION 1. Registration Statement and Prospectus. The Company has filed with the Securities and Exchange Commission (the "Commission") in accordance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Act"), a registration statement on Form S-1, including a form of prospectus, relating to the Shares. The registration statement, as amended at the time it became effective, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A under the Act, is hereinafter referred to as the "Registration Statement;" and the prospectus in the form first filed pursuant to Rule 424(b) under the Act is hereinafter referred to as the "Prospectus." If the Company has filed or is required pursuant to the terms hereof to file a registration statement pursuant to Rule 462(b) under the Act registering additional shares of Common Stock (a "Rule 462(b) Registration Statement"), then, unless otherwise specified, any reference herein to the term "Registration Statement" shall be deemed to include such Rule 462(b) Registration Statement.

           SECTION 2. Agreements to Sell and Purchase and Lock-Up
Agreements. On the basis of the representations and warranties contained in this Agreement (the "Agreement"), and subject to its terms and conditions, (i) each Selling Stockholder agrees, severally and not jointly, to sell the number of Firm

Shares set forth opposite such Selling Stockholder's name in
Schedule II or Schedule III hereto, as the case may be, and (ii) each Underwriter agrees, severally and not jointly, to purchase from each Selling Stockholder at a price per Share of $28.32 (the "Purchase Price") the number of Firm Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Firm Shares to be sold by such Selling Stockholder as the number of Firm Shares set forth opposite the name of such Underwriter in
Schedule I hereto bears to the total number of Firm Shares.

           On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Option Selling Stockholders severally agree to sell the Additional Shares and the Underwriters shall have the right to purchase, severally and not jointly, up to 1,500,000 Additional Shares from the Option Selling Stockholders at the Purchase Price. Additional Shares may be purchased solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares. The Underwriters may exercise their right to purchase Additional Shares in whole or in part from time to time by giving written notice thereof to the Option Selling Stockholders and the Company within 30 days after the date of this Agreement. The Representatives shall give any such notice on behalf of the Underwriters and such notice shall specify the aggregate number of Additional Shares to be purchased pursuant to such exercise and the date for payment and delivery thereof, which date shall be a business day (i) no earlier than two business days after such notice has been given (and, in any event, no earlier than the Closing Date (as hereinafter defined)) and (ii) no later than ten business days after such notice has been given. If any Additional Shares are to be purchased, (i) each Option Selling Stockholder agrees to sell to the Underwriters the number of Additional Shares (subject to such adjustments to eliminate fractional shares as the . Representatives may determine) specified in such notice multiplied by a fraction the numerator of which is the number of Additional Shares set forth opposite each such Option Selling Stockholder's name on Schedule IV hereto and the denominator of which is the total number of Additional Shares and (ii) each Underwriter, severally and not jointly, agrees to purchase from the Option Selling Stockholders, the number of Additional Shares (subject to such adjustments to eliminate fractional shares as the Representatives may determine) which bears the same proportion to the total number of Additional Shares to be purchased from the Option Selling Stockholders, as the number of Firm Shares set forth opposite the name of such Underwriter in
Schedule I bears to the total number of Firm Shares.

           The Company and each Selling Stockholder hereby agree not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise), except to the Underwriters pursuant to this Agreement, for a period of 120 days after the date of the Prospectus without the prior written consent of Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation (and in the case of any Management Investor (as defined in the Prospectus), the Company). Notwithstanding the foregoing, during such period (i) the Company may grant stock options or stock awards pursuant to any of the Company's existing stock option plans, (ii) the Company may issue shares of Common Stock upon the exercise of an option, a warrant or the Rights (as defined in the Prospectus) or the conversion of a security outstanding on the date hereof, (iii) each H&F Selling Stockholder may transfer shares of Common Stock to a partner or an affiliate of such H&F Selling Stockholder in a transaction not involving a public sale, distribution or other disposition of such Common Stock provided that the transferee agrees in writing to be bound by the same restrictions and (iv) the Company may issue, offer and sell shares of Common Stock or securities convertible, exercisable or exchangeable therefor in transactions not involving a public offering as consideration for the acquisition (pursuant to merger or otherwise) of one or more entities provided that each recipient of such securities agrees in writing to be bound by the restrictions set forth in this paragraph. The Company also agrees not to file any registration statement with respect to any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 120 days after the date of the Prospectus without the prior written consent of Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation. In addition, each Selling Stockholder agrees that, for a period of 120 days after the date of the Prospectus without the prior written consent of Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, it will not make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock. The Company shall, prior to or concurrently with the execution of this Agreement, deliver an agreement executed by the trustees of the Management Voting Trust (as defined in the Prospectus) to the effect that such trustees will not permit the

Management Voting Trust to, during the period commencing on the date the trustees of the Management Voting Trust sign such agreement and ending 120 days after the date of the Prospectus, without the prior written consent of Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, (A) engage in any of the transactions described in the first sentence of this paragraph or (B) make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock. Each entity listed on Schedule V hereto shall, prior to or concurrently with the execution of this Agreement, execute and deliver an agreement to the effect that such entity shall not, during the period commencing on the date such entity signs such agreement and ending 120 days after the date of the Prospectus, without the prior written consent of Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation,
(A) engage in any of the transactions described in the first sentence of this paragraph or (B) make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.


           SECTION 3. Terms of Public Offering. The Company and the Selling Stockholders are advised by you that the Underwriters propose (i) to make a public offering of their respective portions of the Shares as soon after the execution and delivery of this Agreement as in your judgment is advisable and (ii) initially to offer the Shares upon the terms set forth in the Prospectus.

           SECTION 4. Delivery and Payment. The Shares shall be represented by definitive certificates and shall be issued in such authorized denominations and registered in such names as Bear, Stearns & Co. Inc. shall request no later than two business days prior to the Closing Date or the applicable Option Closing Date (as defined below), as the case may be. The Shares shall be delivered by or on behalf of the Selling Stockholders, with any transfer taxes thereon duly paid by the respective Selling Stockholders, to Bear, Stearns & Co. Inc. through the facilities of The Depository Trust Company ("DTC"), for the respective accounts of the several Underwriters, against payment to the Selling Stockholders of the Purchase Price therefor by wire transfer of Federal or other funds immediately available in New York City. The certificates representing the Shares shall be made available for inspection not later than 9:30 A.M., New York City time, on the business day prior to the Closing Date or the applicable Option Closing Date, as the case may be, at the office of DTC or its designated custodian (the "Designated Office"). The time and date of delivery and payment for the Firm Shares shall be 10:00 A.M., New York

City time, on December 1, 1998 or such other time on the same or such other date as Bear, Stearns & Co. Inc. and the Company shall agree in writing. The time and date of delivery and payment for the Firm Shares are hereinafter referred to as the "Closing Date." The time and date of delivery and payment for any Additional Shares to be purchased by the Underwriters shall be 10:00 A.M., New York City time, on the date specified in the applicable exercise notice given by the Representatives pursuant to Section 2 or such other time on the same or such other date as Bear, Stearns & Co. Inc. and the Company shall agree in writing. The time and date of delivery and payment for any Additional Shares are hereinafter referred to as an "Option Closing Date."

           The documents to be delivered on the Closing Date or an Option Closing Date on behalf of the parties hereto pursuant to Section 9 of this Agreement shall be delivered at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006, and the Shares shall be delivered at the Designated Office, all on the Closing Date or such Option Closing Date, as the case may be.

           SECTION 5. Agreements of the Company. The Company agrees with you:

           (a) To advise you promptly and, if requested by you, to confirm such advice in writing, of any request by the Commission for amendments to the Registration Statement or amendments or supplements to the Prospectus or for additional information, of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of the suspension of qualification of the Shares for offering or sale in any jurisdiction, or the initiation of any proceeding for such purposes, when any amendment to the Registration Statement becomes effective, if the Company is required to file a Rule 462(b) Registration Statement after the effectiveness of this Agreement, when the Rule 462(b) Registration Statement has become effective and of the happening of any event during the period referred to in Section 5(d) below, as a result of which it is necessary to amend the Registration Statement or amend or supplement the Prospectus in order that the Prospectus will not include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in light of the circumstances under which they were made, not misleading. If at any time the Commission shall issue any stop order suspending the effectiveness of the Registration Statement, the Company will use its best efforts to obtain the withdrawal or lifting of such order at the earliest possible time.

           (b) To furnish to you three signed copies of the Registration Statement as first filed with the Commission and of each amendment to it, including all exhibits, and to furnish to you and each other Underwriter such number of conformed copies of the Registration Statement as so filed and of each amendment to it, without exhibits, as you may reasonably request.

           (c) To prepare the Prospectus, the form and substance of which shall be reasonably satisfactory to you, and to file the Prospectus in such form with the Commission within the applicable period specified in Rule 424(b) under the Act; during the period specified in Section 5(d) below, not to file any further amendment to the Registration Statement and not to make any amendment or supplement to the Prospectus of which you shall not previously have been advised and as to which you shall not have had an opportunity to comment; and, during such period, to prepare and file with the Commission, promptly upon your reasonable request, any amendment to the Registration Statement or amendment or supplement to the Prospectus which may be necessary or advisable in connection with the distribution of the Shares by you, and to use its best efforts to cause any such amendment to the Registration Statement to become promptly effective.

           (d) Prior to 10:00 A.M., New York City time, on the first business day after the date of this Agreement and from time to time thereafter for such period as in the reasonable opinion of counsel for the Underwriters a prospectus is required by law to be delivered in connection with sales by an Underwriter or a dealer, to furnish in New York City to each Underwriter and any dealer as many copies of the Prospectus (and of any amendment or supplement to the Prospectus) as such Underwriter or dealer may reasonably request.

           (e) If during the period specified in Section 5(d), any event shall occur or condition shall exist as a result of which, in the reasonable opinion of counsel for the Underwriters, it becomes necessary to amend or supplement the Prospectus in order that the Prospectus will not include any untrue statement of a material fact or omit to state a material fact, in the light of the circumstances when the Prospectus is delivered to a purchaser, not misleading, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare and file with the Commission an appropriate amendment or supplement to the Prospectus so that the statements in the Prospectus, as so amended or supplemented, will not in the light of the circumstances when it is so delivered, include any untrue statement of a material fact or omit to state a material fact, or so that the Prospectus will comply with applicable law, and to furnish to each Underwriter and to any dealer as many copies thereof as such Underwriter or dealer may reasonably request.

           (f) To make generally available to you and to its stockholders as soon as practicable an earnings statement covering the twelve-month period ending December 31, 1999 that shall satisfy the provisions of Section 11(a) of the Act.

           (g) During the period ending three years after the date of this Agreement, to furnish to you as soon as available copies of all reports or other communications furnished to the record holders of Common Stock (for so long as the Common Stock is registered under Section 12 of the Exchange Act (as defined herein)) or furnished to or filed with the Commission or any national securities exchange on which any class of securities of the Company is listed and such other publicly available information concerning the Company and its subsidiaries as you may reasonably request.

           (h) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all reasonable expenses incident to the performance of the Company's obligations under this Agreement, including: (i) the reasonable fees, disbursements and expenses of the Company's counsel and the Company's accountants in connection with the registration and delivery of the Shares under the Act and all other reasonable fees and expenses in connection with the preparation, printing, filing and distribution of the Registration Statement (including financial statements and exhibits), any preliminary prospectus, the Prospectus and all amendments and supplements to any of the foregoing, including the mailing and delivering of copies thereof to the Underwriters and dealers in the quantities specified herein, (ii) all costs of printing or producing this Agreement and any other agreements or documents in connection with the offering, purchase, sale or delivery of the Shares, (iii) all expenses in connection with the preparation of the Preliminary and Supplemental Blue Sky Memoranda (including the filing fees and the fees and disbursements of counsel for the Underwriters in connection with such memoranda), (iv) the filing fees in connection with the review and clearance of the offering of the Shares by the National Association of Securities Dealers, Inc.,
(v) the cost of printing certificates representing the Shares,
(vi) the costs and charges of any transfer agent, registrar and/or depositary, and (vii) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section, but in each of cases (i) through (vii) excluding all underwriting discounts and commissions and all stock transfer taxes applicable to the sale of any

Shares. The provisions of this Section shall not supersede or otherwise affect any separate agreement that the Company and any Selling Stockholders may have for allocation of such expenses among themselves.

           (i) To use its best efforts to list, subject to notice of issuance, the Shares on the NYSE.

           (j) If the Registration Statement at the time of the effectiveness of this Agreement does not cover all of the Shares, to file a Rule 462(b) Registration Statement with the Commission registering the Shares not so covered in compliance with Rule 462(b), such that the Rule 462(b) Registration Statement will be effective by 10:00 P.M., New York City time, on the date of this Agreement (or by 9:30 A.M., New York City time on the day following the date of this Agreement) and to pay to the Commission the filing fee for such Rule 462(b) Registration Statement at the time of the filing thereof or to give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act.

           (l) For a period of 120 days after the date of the Prospectus, the Company agrees to enforce all of the Company's rights under the Standstill and Lock-up Agreements and Selling Stockholders' Irrevocable Powers of Attorney, and will not give to any party to any such agreement, a waiver of any of his, her or its obligations under such agreements, or excuse any breach of any such obligations, except in each case, with the prior written consent of Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation.

           SECTION 6. Representations and Warranties of the
Company. The Company represents and warrants to each Underwriter and the H&F Selling Stockholders that:

           (a) The Registration Statement has become effective (other than any Rule 462(b) Registration Statement to be filed by the Company after the effectiveness of this Agreement); and no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the Commission.

           (b) (i) The Registration Statement (other than any Rule 462(b) Registration Statement to be filed by the Company after the effectiveness of this Agreement), when it became effective, did not contain and, as amended by any post-effective amendment, if applicable, will not, as of the applicable effective date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) the Registration Statement (other than any Rule 462(b) Registration Statement to be filed by the Company after the effectiveness of this Agreement) and the Prospectus comply, and any amendments to the Registration Statement when they become effective and any amendments or supplements to the Prospectus as of the applicable filing date will comply in all material respects with the Act;
(iii) if the Company is required to file a Rule 462(b) Registration Statement after the effectiveness of this Agreement, such Rule 462(b) Registration Statement and any post-effective amendments thereto, when they become effective (A) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (B) will comply in all material respects with the Act; and (iv) the Prospectus does not contain and, as amended or supplemented, if applicable, as of the Closing Date will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement or the Prospectus based upon information relating to any Underwriter furnished to the Company in writing through you expressly for use therein.

           (c) Each preliminary prospectus filed as part of Amendment No. 1 or Amendment No. 2 to the registration statement as originally filed, or filed pursuant to Rule 424 under the Act, when so filed, complied in all material respects with the Act, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in any preliminary prospectus filed as part of the registration statement as originally filed, or filed pursuant to Rule 424 under the Act, based upon information relating to any Underwriter furnished to the Company in writing through you expressly for use therein. The Company acknowledges for all purposes under this Agreement that the statements set forth in the last paragraph of the prospectus front cover page and under the caption "Underwriting" (other than in the fifth, sixth, seventh and eighth paragraphs of such section) constitute the only written information furnished to the Company by any Underwriter expressly for use in the Registration Statement, any preliminary prospectus and the Prospectus.

           (d) Each of the Company and each subsidiary of the Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation and has the corporate power and authority to carry on its business as described in the Prospectus and to own, lease and operate its properties, and each of the Company and its subsidiaries is duly qualified and is in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except in each case where the failure to be in good standing or to be so qualified would not have a Material Adverse Effect (as defined herein). As used herein, the term "subsidiary" has the meaning set forth in Rule 1-02(x) of Regulation S-X. Young & Rubicam L.P. ("YRLP") has been duly organized, is validly existing and in good standing as a limited partnership under the laws of the State of Delaware and has the partnership power and authority to carry on its business as it is currently conducted and to own, lease and operate its properties, and YRLP is duly qualified and is in good standing as a foreign partnership authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be in good standing or to be so qualified would not have a Material Adverse Effect. For United States federal income tax purposes, YRLP has been and is currently classified as a partnership, and not as an association taxable as a corporation.

           (e) There are no outstanding subscriptions, rights, warrants, options, calls, convertible securities, commitments of sale or liens granted or issued by the Company or YRLP relating to or entitling any person to purchase or otherwise to acquire any shares of the capital stock of the Company or any partnership interest in YRLP, except as otherwise disclosed in the Registration Statement.

           (f) (i) All the outstanding shares of capital stock of the Company (including the Shares to be sold by the Selling Stockholders, other than the Option Shares (as defined below)) have been duly authorized and validly issued and are fully paid, non-assessable and not subject to any preemptive or similar rights; and (ii) the Option Shares have been duly authorized and on the Closing Date will be validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights.

           (g) All of the outstanding partnership interests in YRLP have been duly authorized and validly issued and are fully paid and non-assessable, and are owned by the Company, directly or indirectly through one or more subsidiaries, free and clear of any security interest, claim, lien, encumbrance or adverse interest of any nature (each, a "Lien") other than Liens securing indebtedness incurred pursuant to the New Credit Facility (as defined in the Prospectus).

           (h) The authorized capital stock of the Company conforms as to legal matters in all material respects to the description thereof contained in the Prospectus.

           (i) Neither the Company nor any of its subsidiaries is
(i) in violation of its respective charter, by-laws or partnership agreement, as the case may be, or (ii) in default in the performance of any obligation, agreement, covenant or condition contained in any indenture, loan agreement, mortgage, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or their respective property is bound, which default in clause (ii) would have a material adverse effect on the business, financial condition or results of operation of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect").

           (j) The execution and delivery of this Agreement by the Company, the compliance by the Company with all the provisions hereof and the performance by the Company of its obligations hereunder will not (i) require any consent, approval, authorization or other order of, or qualification with, any court or governmental body or agency (except such as have been obtained or may be required under the Act or the securities or Blue Sky laws of the various states), (ii) (x) conflict with or constitute a breach of any of the terms or provisions of, or a default under, the charter or by-laws of the Company, (y) conflict with or constitute a breach of any of the terms or provisions of, or a default under, the organizational documents of YRLP or (z) conflict with or constitute a breach of any of the terms or provisions of, or a default under, any indenture, loan agreement, mortgage, lease or other agreement or instrument to which the Company or YRLP is a party or by which the Company or YRLP or their respective property is bound, which conflict, breach or default would have a Material Adverse Effect, (iii) violate or conflict with any applicable law or any rule, regulation, judgment, order or decree of any court or any governmental body or agency having jurisdiction over the Company, YRLP or their respective property, which violation or conflict would have a Material Adverse Effect or (iv) result in the suspension, termination or revocation of any Authorization (as defined below) of the Company or YRLP or any other impairment of the rights of the holder of any such Authorization, which suspension, termination, revocation or impairment would have a Material Adverse Effect.

           (k) There are no legal or governmental proceedings pending or, to the knowledge of the Company, threatened to which the Company or YRLP is a party or to which any of their respective property is subject that are required to be described in the Registration Statement or the Prospectus and are not so described; nor are there any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not so described or filed as required.

           (l) Neither the Company nor any of its subsidiaries has violated any applicable foreign, federal, state or local law or regulation relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), any provisions of the Employee Retirement Income Security Act of 1974, as amended, or any provisions of the Foreign Corrupt Practices Act or the rules and regulations promulgated thereunder, except for such violations which, singly or in the aggregate, would not have a Material Adverse Effect.

           (m) Each of the Company and YRLP has such permits, licenses, consents, exemptions, franchises, authorizations and other approvals (each, an "Authorization") of, and has made all filings with and notices to, all governmental or regulatory authorities and self-regulatory organizations and all courts and other tribunals, including, without limitation, under any applicable Environmental Laws, as are necessary to own, lease, license and operate its respective properties and to conduct its business, except where the failure to have any such Authorization or to make any such filing or notice would not, singly or in the aggregate, have a Material Adverse Effect. Each such Authorization is valid and in full force and effect and each of the Company and YRLP is in compliance with all the terms and conditions thereof and with the rules and regulations of the authorities and governing bodies having jurisdiction with respect thereto; and no event has occurred (including, without limitation, the receipt of any notice from any authority or governing body) which allows or, after notice or lapse of time or both, would allow, revocation, suspension or termination of any such Authorization or results or, after notice or lapse of time or both, would result in any other impairment of the rights of the holder of any such Authorization; and such Authorizations contain no restrictions that are burdensome to the Company or any of its subsidiaries; in each case except as would not have a Material Adverse Effect.

            (n) There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any Authorization, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, have a Material Adverse Effect.

           (o) This Agreement has been duly authorized, executed and delivered by the Company.

           (p) PricewaterhouseCoopers LLP are independent public accountants with respect to the Company and its subsidiaries as required by the Act.

           (q) The consolidated financial statements included in the Registration Statement and the Prospectus (and any amendment or supplement thereto), together with the related schedule and notes, present fairly in all material respects the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries on the basis stated therein at the respective dates or for the respective periods to which they apply; such statements and the related schedule and notes have been prepared in accordance with United States generally accepted accounting principles consistently applied throughout the periods involved, except as disclosed therein; the supporting schedules, if any, included in the Registration Statement present fairly in accordance with United States generally accepted accounting principles the information required to be stated therein; and the other financial and statistical information and data set forth under the captions "Prospectus Summary - Summary Consolidated Financial Data," "Capitalization" and "Selected Consolidated Financial Data" in the Registration Statement and the Prospectus (and any amendment or supplement thereto) have been accurately derived from such financial statements and the books and records of the Company.

           (r) The Company is not and, after giving effect to the offering and sale of the Shares as described in the Prospectus, will not be, an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

           (s) Except as described in the Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement.

           (t) Since the respective dates as of which information is given in the Prospectus, other than as set forth in the Prospectus, (i) there has not occurred any material adverse change in the condition, financial or otherwise, or the earnings, business, management or operations of the Company and its subsidiaries, taken as a whole, (ii) there has not been any material adverse change in the capital stock or in the long-term debt of the Company or any of its subsidiaries and (iii) neither the Company nor any of its subsidiaries has incurred any material liability or obligation, direct or contingent.

           (u) Each certificate signed by any officer of the Company and delivered to the Underwriters or counsel for the Underwriters hereunder shall be deemed to be a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

           (v) The Company and YRLP own or possess, or can acquire on reasonable terms, all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names ("intellectual property") referenced or described in the Prospectus as being owned by or licensed to them (it being understood that the Company and its subsidiaries do not own or possess, and do not have the right to acquire, any intellectual property of clients, customers or other third parties that is employed by the Company and its subsidiaries in connection with the business now operated by them) except where the failure to own or possess or otherwise be able to acquire such intellectual property would not, singly or in the aggregate, have a Material Adverse Effect; and neither the Company nor YRLP has received any written notice of infringement of or conflict with asserted rights of others with respect to any of such intellectual property which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

           (w) The Company and YRLP are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; and neither the Company nor YRLP (i) has received written notice from any insurer or agent of such insurer that substantial capital improvements or other material expenditures will have to be made in order to continue such insurance or (ii) has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers at a cost that would not have a Material Adverse Effect.

           (x) The Company and YRLP have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and YRLP, in each case free and clear of all liens, encumbrances and defects except such as are described in the Prospectus or such as would not result in a Material Adverse Effect; and any real property and buildings held under lease by the Company and YRLP are held by them under valid, subsisting and enforceable leases with such exceptions as would not result in a Material Adverse Effect.

           (y) There is no (i) significant unfair labor practice complaint, grievance or arbitration proceeding pending or threatened against the Company or YRLP before the National Labor Relations Board or any state or local labor relations board, (ii) strike, labor dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against the Company or YRLP or (iii) union representation question existing with respect to the employees of the Company and YRLP, except for such actions specified in clause (i), (ii) or (iii) above, which, singly or in the aggregate, would not have a Material Adverse Effect. To the Company's knowledge, no collective bargaining organizing activities are taking place with respect to the Company or YRLP, which would, singly or in the aggregate, have a Material Adverse Effect.

           (z) The Company and YRLP maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

           (aa) All material tax returns required to be filed by the Company and each of its subsidiaries in any jurisdiction have been filed, other than those filings being contested in good faith, and all material taxes, including withholding taxes, penalties and interest, assessments, fees and other charges due pursuant to such returns or pursuant to any assessment received by the Company or any of its subsidiaries have been paid, other than those being contested in good faith and for which adequate reserves have been provided, if required by United States generally accepted accounting principles.

           (bb) No subsidiary of the Company (excluding YRLP), is a "significant subsidiary" within the meaning of Rule 1-02(w) of Regulation S-X.

           SECTION 7. Representations and Warranties of the Selling Stockholders. Each Selling Stockholder, severally and not jointly, represents and warrants to each Underwriter, solely in such Selling Stockholder's capacity as a Selling Stockholder, that:

           (a) Such Selling Stockholder (i) is, and on the Closing Date will be, the lawful owner of the Shares (other than that number of Shares, if any, listed opposite the name of such Selling Stockholder under the heading "Option Shares" in Schedule II hereto (with respect to each Selling Stockholder, such number of Shares is hereinafter referred to as the "Option Shares")) to be sold by such Selling Stockholder pursuant to this Agreement and (ii) owns, and on the Closing Date will own such Shares (other than the Option Shares), free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than pursuant to the Custody Agreement (as defined below), if any, the Power of Attorney (as defined below), this Agreement and the restrictions on transfer set forth in the Management Voting Trust Agreement and the Stockholders' Agreement, with which such Selling Stockholder is, and on the Closing Date will be, in compliance, and other than any such restriction on transfer, lien, encumbrance, security interest, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter. If any Shares are listed opposite the name of a Selling Stockholder under the heading "Option Shares" in Schedule II hereto, such Selling Stockholder
(i) is the holder of an Award Granted to such Selling Stockholder under the Young & Rubicam Holdings Inc. Management Stock Option Plan, as amended (the "Plan") (as such terms are defined therein), with respect to the Option Shares and (ii) pursuant to the Plan and such Selling Stockholder's Stock Option Agreement (as defined in the Plan), on the Closing Date such Selling Stockholder (A) will be the lawful owner of the Option Shares to be sold by such Selling Stockholder pursuant to this Agreement and (B) will own such Option Shares, in each case subject to the terms of this Agreement, the Custody Agreement and the Power of Attorney, free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than the restrictions on transfer set forth in the Management Voting Trust Agreement and the Stockholders' Agreement, with which such Selling

Stockholder is, and on the Closing Date will be, in compliance, and other than any such restriction on transfer, lien, encumbrance, security interest, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

           (b) Such Selling Stockholder has, and on the Closing Date will have, full legal right, power and authority, and all authorization and approval required by law, (i) to enter into this Agreement, the Letter of Transmittal and Custody Agreement, if any, signed by or on behalf of such Selling Stockholder and The Bank of New York, as Custodian (the "Custody Agreement"), relating to the deposit of the Shares (other than the Option Shares) to be sold by such Selling Stockholder and the Power of Attorney of such Selling Stockholder (the "Power of Attorney") appointing certain individuals as such Selling Stockholder's attorneys-in-fact (with respect to the Y&R Selling Stockholders, the "Y&R Attorneys," with respect to the H&F Selling Stockholders, the "H&F Attorneys," with respect to BearTel, the "BearTel Attorneys" and collectively the "Attorneys") to the extent set forth therein, relating to the transactions contemplated hereby and by the Registration Statement and the Custody Agreement, if any, and (ii) to sell, assign, transfer and deliver on the Closing Date the Shares to be sold by such Selling Stockholder in the manner provided herein and therein.

           (c) This Agreement has been duly authorized, executed, and delivered by or on behalf of such Selling Stockholder.

            (d) The Custody Agreement, if any, of such Selling Stockholder has been duly authorized, executed and delivered by or on behalf of such Selling Stockholder and is a valid and binding agreement of such Selling Stockholder, enforceable in accordance with its terms.

             (e) The Power of Attorney of such Selling
Stockholder has been duly authorized, executed and delivered by such Selling Stockholder and is a valid and binding instrument of such Selling Stockholder, enforceable in accordance with its terms, and pursuant to the applicable Power of Attorney, such Selling Stockholder has, among other things, authorized the applicable Attorneys, or any one of them, to execute and deliver on such Selling Stockholder's behalf this Agreement, solely in the case of the Y&R Selling Stockholders, the Custody Agreement, and, in the case of all Selling Stockholders, any other document that they, or any one of them, may deem necessary or desirable in connection with the transactions contemplated hereby and thereby and to deliver the Shares to be sold by such Selling Stockholder pursuant to this Agreement.

           (f) Upon sale and delivery of and payment for the Shares to be sold by such Selling Stockholder pursuant to this Agreement, the Underwriters will own such Shares, free and clear of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than any such restriction on transfer, lien, encumbrance, security interest, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

           (g) Assuming that the representations and warranties of the Company in Section 6 hereof are true and accurate in all material respects, the execution and delivery of this Agreement and the Custody Agreement, if any, and Power of Attorney of such Selling Stockholder by or on behalf of such Selling Stockholder, the compliance by such Selling Stockholder with all the provisions hereof and thereof and the performance by such Selling Stockholder of its obligations hereunder and thereunder will not
(i) require any consent, approval, authorization or other order of, or qualification with, any court or governmental agency or body (except such as have been obtained or may be required under the Act or the securities or Blue Sky laws of the various states), (ii) conflict with or constitute a breach of any of the terms or provisions of, or a default under, the organizational documents of such Selling Stockholder, if such Selling Stockholder is not an individual, or any indenture, loan agreement, mortgage, lease or other agreement or instrument to which such Selling Stockholder or any spouse of such Selling Stockholder is a party or by which such Selling Stockholder or any spouse or property of such Selling Stockholder is bound or
(iii) violate or conflict with any applicable law or any rule, regulation, judgment, order or decree of any court or any governmental body or agency having jurisdiction over such Selling Stockholder or any spouse or property of such Selling Stockholder.

           (h) The information in the Prospectus under the caption "Selling Stockholders" which specifically relates to such Selling Stockholder (consisting of such Selling Stockholder's name and number of shares of Common Stock beneficially owned by such Selling Stockholder both before and after the offering contemplated hereby) will not on the date of the execution of this Agreement or on the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

           (i) At any time during the period commencing on the first business day after the date of this Agreement and from time to time thereafter for such period as in the reasonable opinion of counsel for the Underwriters a prospectus is required by law to be delivered in connection with sales by an Underwriter or dealer, if there is any change in the information referred to in Section 7(h) above, such Selling Stockholder will promptly notify you and the Company of such change.


           (j) Each certificate signed by or on behalf of such Selling Stockholder and delivered to the Underwriters or counsel for the Underwriters pursuant to Section 9(e) shall be deemed to be a representation and warranty by such Selling Stockholder, in its capacity as such, to the Underwriters as to the matters covered thereby.

           SECTION 8. Indemnification. (a) The Company agrees to indemnify and hold harmless each Underwriter, its directors, its officers and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from and against any and all losses, claims, damages, liabilities and judgments (including, without limitation, any reasonable legal or other expenses incurred in connection with investigating or defending any matter, including any action, that could give rise to any such losses, claims, damages, liabilities or judgments) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), the Prospectus (or any amendment or supplement thereto) or any preliminary prospectus filed as part of the registration statement as originally filed or as part of any amendment thereto or filed pursuant to Rule 424 under the Act ("Preliminary Prospectus"), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or judgments are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished in writing to the Company through you expressly for use therein, provided, however, that the foregoing indemnity agreement with respect to any Preliminary Prospectus shall not inure to the benefit of any Underwriter, any director or officer of any Underwriter or any person, if any, who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act to the extent such Underwriter failed to deliver a Prospectus (as then amended or supplemented, provided by the Company to the several Underwriters in the requisite quantity and on a timely basis to permit proper delivery on or prior to the Closing Date) to the person asserting any losses, claims, damages, liabilities and judgments caused by any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such material misstatement or omission or alleged material misstatement or omission was cured in such Prospectus.

           (b) The Company agrees to indemnify and hold harmless each Selling Stockholder, its directors, its officers and each person, if any, who controls any Selling Stockholder within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages, liabilities and judgments (including, without limitation, any reasonable legal or other expenses incurred in connection with investigating or defending any matter, including any action, that could give rise to any such losses, claims, damages, liabilities or judgments) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), the Prospectus (or any amendment or supplement thereto) or any Preliminary Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading except insofar as such losses, claims, damages, liabilities or judgments are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Selling Stockholder furnished in writing to the Company by such Selling Stockholder expressly for use therein.

           (c) Each of the Selling Stockholders, severally and not jointly, agrees to indemnify and hold harmless each Underwriter, its directors, its officers and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages, liabilities and judgments (including, without limitation, any reasonable legal or other expenses incurred in connection with investigating or defending any matter, including any action, that could give rise to any such losses, claims, damages, liabilities or judgments) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), the Prospectus (or any amendment or supplement thereto) or any Preliminary Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with respect to losses, claims, damages, liabilities and judgments caused by an untrue statement or omission or alleged untrue statement or omission based on information relating to such Selling Stockholder furnished in writing by or on behalf of such Selling Stockholder expressly for use in the Prospectus.

           (d) Each of the Selling Stockholders, severally and not jointly, agrees to indemnify and hold harmless the Company, its directors, its officers and each person, if any, who controls the Company within the meaning of Section 15 of the Act or
Section 20 of the Exchange Act, from and against any and all losses, claims, damages, liabilities and judgments (including, without limitation, any legal or other expenses incurred in connection with investigating or defending any matter, including any action, that could give rise to any such losses, claims, damages, liabilities or judgments) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), the Prospectus (or any amendment or supplement thereto) or any Preliminary Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with respect to losses, claims, damages, liabilities and judgments caused by an untrue statement or omission or alleged untrue statement or omission based on information relating to such Selling Stockholder furnished in writing by or on behalf of such Selling Stockholder expressly for use in the Prospectus.

           (e) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers, each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each Selling Stockholder and each person, if any, who controls such Selling Stockholder within the meaning of
Section 15 of the Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter but only with reference to information relating to such Underwriter furnished in writing to the Company through you expressly for use in the Registration Statement (or any amendment thereto), the Prospectus (or any amendment or supplement thereto) or any Preliminary Prospectus.

           (f) In case any action shall be commenced involving any person in respect of which indemnity may be sought pursuant to Sections 8(a), 8(b), 8(c), 8(d) or 8(e) (the "indemnified party"), the indemnified party shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party shall assume the defense of such action, including the employment of counsel reasonably satisfactory to the indemnified party and the payment of all reasonable fees and expenses of such counsel, as incurred (except that in the case of any action in respect of which indemnity may be sought pursuant to Sections 8(a), 8(b), 8(c), 8(d) and 8(e), the Underwriter shall not be required to assume the defense of such action pursuant to this
Section 8(f), but may employ separate counsel and participate in the defense thereof, but the fees and expenses of such counsel, except as provided below, shall be at the expense of such Underwriter). Any indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the indemnified party unless (i) the employment of such counsel shall have been specifically authorized in writing by the indemnifying party, (ii) the indemnifying party shall have failed to assume the defense of such action or employ counsel reasonably satisfactory to the indemnified party or (iii) the named parties to any such action (including any impleaded parties) include both the indemnified party and the indemnifying party, and the indemnified party shall have been advised by such counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of the indemnified party). In any such case, the indemnifying party shall not, in connection with any one action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for (i) the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all Underwriters, their officers and directors and all persons, if any, who control any Underwriter within the meaning of either
Section 15 of the Act or Section 20 of the Exchange Act, (ii) the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for (x) the Company, its directors, its officers and all persons, if any, who control the Company within the meaning of either such Section and (y) the Y&R Selling Stockholders (iii) the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for BearTel and all persons, if any, who control BearTel within the meaning of either such Section, and (iv) the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for any H&F Selling Stockholders and all persons, if any, who control any H&F Selling Stockholder within the meaning of either such Section, and all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters, their officers and directors and such control persons of any Underwriters, such firm shall be designated in writing by Bear, Stearns & Co. Inc. In the case of any such separate firm for the Company and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. In the case of any such separate firm for the H&F Selling Stockholders and such control persons of any H&F Selling Stockholders, such firm shall be designated in writing by the Attorneys. The indemnifying party shall indemnify and hold harmless the indemnified party from and against any and all losses, claims, damages, liabilities and judgments by reason of any settlement of any action (i) effected with its written consent or (ii) effected without its written consent if the settlement is entered into more than twenty business days after the indemnifying party shall have received a written request from the indemnified party for reimbursement for the fees and expenses of counsel (in any case where such fees and expenses are at the expense of the indemnifying party) and, prior to the date of such settlement, the indemnifying party shall have failed to comply with such reimbursement request. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened action in respect of which the indemnified party is or could have been a party and indemnity or contribution may be or could have been sought hereunder by the indemnified party, unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability on claims that are or could have been the subject matter of such action and
(ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of the indemnified party.

           (g) To the extent the indemnification provided for in this Section 8 is unavailable (other than in accordance with the terms hereof) to an indemnified party or insufficient in respect of any losses, claims, damages, liabilities or judgments referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and judgments (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 8(g)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(g)(i) above but also the relative fault of the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or judgments, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand shall be deemed to be in the same respective proportion as the total net proceeds from the offering (after deducting underwriting discounts and commissions, but before deducting expenses) received by all Selling Stockholders and the total underwriting discounts and commissions received by the Underwriters, bear to the total price to the public of the Shares, in each case as set forth on the cover page of the Prospectus. The relative benefits received by each Selling Stockholder on the one hand and the Underwriters on the other hand shall be deemed to be in the same respective proportion as the total net proceeds from the offering (after deducting underwriting discounts and commissions, but before deducting expenses) received by such Selling Stockholder, and the total underwriting discounts and commissions received by the Underwriters, bear to the total price to the public of the Shares, in each case as set forth on the cover page of the Prospectus. The relative fault of the Company, the Selling Stockholders and the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the respective Selling Stockholders on the one hand or the Underwriters on the other hand and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

           The Company, the Selling Stockholders and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8(g) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or judgments referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any reasonable legal or other expenses incurred by such indemnified party in connection with investigating or defending any matter, including any action, that could have given rise to such losses, claims, damages, liabilities or judgments. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations to contribute pursuant to this Section 8(g) are several in proportion to the respective number of Shares purchased by each of the Underwriters hereunder and not joint. The respective obligations of the Selling Stockholders to contribute pursuant to this Section 8(g) are several in proportion to the respective number of Shares sold by each Selling Stockholder hereunder and not joint.

           (h) Notwithstanding anything in this Agreement to the contrary, the maximum aggregate liability of any Selling Stockholder pursuant to this Section 8 shall be limited to an amount equal to the gross proceeds (after deducting underwriting discounts and commissions but before deducting expenses) received by such Selling Stockholder from the Underwriters for the sale of the Shares sold by such Selling Stockholder hereunder (with respect to each Selling Stockholder, such amount is referred to as the "Selling Stockholder Proceeds").

           (i) The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity. The provisions of this Section 8 shall supersede the provisions of Article 5 of the Registration Rights Agreement (as defined in the Prospectus) with respect to the offer and sale of the Shares by the Selling Stockholders provided that the remaining provisions of the Registration Rights Agreement shall remain in full force and effect.

           (j) Each Y&R Selling Stockholder hereby designates Young & Rubicam Inc., 285 Madison Avenue, New York, New York 10017, as its authorized agent, upon which process may be served in any action which may be instituted in any state or federal court in the State of New York by any Underwriter, any director or officer of any Underwriter or any person controlling any Underwriter asserting a claim for indemnification or contribution under or pursuant to this Section 8, and each Y&R Selling Stockholder will accept the jurisdiction of such court in such action, and waives, to the fullest extent permitted by applicable law, any defense based upon lack of personal jurisdiction or venue. A copy of any such process shall be sent or given to such Y&R Selling Stockholder, at the address for notices specified in
Section 13 hereof. Each H&F Selling Stockholder hereby designates H&F Investors III, Inc., One Maritime Plaza, San Francisco, California 94111 , as its authorized agent, upon which process may be served in any action which may be instituted in any state or federal court in the State of New York by any Underwriter, any director or officer of any Underwriter or any person controlling any Underwriter asserting a claim for indemnification or contribution under or pursuant to this Section 8, and each H&F Selling Stockholder will accept the jurisdiction of such court in such action, and waives, to the fullest extent permitted by applicable law, any defense based upon lack of personal jurisdiction or venue. A copy of any such process shall be sent or given to such H&F Selling Stockholder, at the address for notices specified in Section 13 hereof. BearTel hereby designates Bear, Stearns & Co. Inc., 245 Park Ave., New York, New York 10167, as its authorized agent, upon which process may be served in any action which may be instituted in any state or federal court in the State of New York by any Underwriter, any director or officer of any Underwriter or any person controlling any Underwriter asserting a claim for indemnification or contribution under or pursuant to this Section 8, and BearTel will accept the jurisdiction of such court in such action, and waives, to the fullest extent permitted by applicable law, any defense based upon lack of personal jurisdiction or venue. A copy of any such process shall be sent or given to BearTel, at the address for notices specified in Section 13 hereof.

           SECTION 9. Conditions of Underwriters' Obligations.
The several obligations of the Underwriters to purchase the Firm
Shares under this Agreement are subject to the satisfaction of each of the following conditions:

           (a) All the representations and warranties of the Company contained in this Agreement shall be true and correct on the Closing Date with the same force and effect as if made on and as of the Closing Date.

           (b) If the Company is required to file a Rule 462(b) Registration Statement after the effectiveness of this Agreement, such Rule 462(b) Registration Statement shall have become effective by 10:00 P.M., New York City time, on the date of this Agreement (or by 9:30 A.M., New York City time on the day following the date of this Agreement); and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been commenced or shall be pending before the Commission.

           (c) You shall have received on the Closing Date a certificate dated the Closing Date, signed by Peter A. Georgescu and Michael J. Dolan, in their capacities as the Chairman of the Board and Chief Executive Officer and Vice Chairman and Chief Financial Officer of the Company, respectively, confirming the matters set forth in Sections 6(t) and 9(a) and that the Company has complied with all of the agreements and satisfied all of the conditions herein contained and required to be complied with or satisfied by the Company on or prior to the Closing Date.

           (d) Since the respective dates as of which information is given in the Prospectus, other than as set forth in the Prospectus (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement), (i) there shall not have occurred any change in the condition, financial or otherwise, or the earnings, business, management or operations of the Company and its subsidiaries, taken as a whole, and (ii) there shall not have been any change in the capital stock or in the long-term debt of the Company and its subsidiaries, taken as a whole, and (iii) neither the Company nor any of its subsidiaries shall have incurred any liability or obligation, direct or contingent, the effect of which, in any such case described in clause 9(d)(i), 9(d)(ii) or 9(d)(iii), in your judgment, is material and adverse and, in your judgment, makes it impracticable to market the Shares on the terms and in the manner contemplated in the Prospectus.

           (e) All the representations and warranties of each Selling Stockholder contained in this Agreement shall be true and correct on the Closing Date with the same force and effect as if made on and as of the Closing Date and you shall have received on the Closing Date a certificate dated the Closing Date executed by an Attorney pursuant to the Power of Attorney on behalf of each Selling Stockholder to such effect and to the effect that such Selling Stockholder has complied with all of the agreements and satisfied all of the conditions herein contained and required to be complied with or satisfied by such Selling Stockholder on or prior to the Closing Date.

           (f) You shall have received on the Closing Date (i) an opinion, dated the Closing Date, of Cleary, Gottlieb, Steen & Hamilton, counsel for the Company, to the effect set forth in Appendix A hereto and (ii) an opinion, dated the Closing Date, of the General Counsel or Senior Vice President, Legal Counsel, for the Company, to the effect set forth in Appendix B hereto.

           (g) You shall have received on the Closing Date an opinion, dated the Closing Date, of Wachtell, Lipton, Rosen &
Katz, counsel for the H&F Selling Stockholders, to the effect set forth in Appendix C hereto.

           (h) You shall have received on the Closing Date an opinion, dated the Closing Date, of Mark E. Lehman, counsel for BearTel, to the effect set forth in Appendix D hereto.

           (i) You shall have received on the Closing Date an opinion, dated the Closing Date, of Skadden, Arps, Slate, Meagher
& Flom LLP, counsel for the Underwriters, substantially to the effect set forth in Sections 6(b)(i), 6(b)(ii), 6(b)(iii), 6(b)(iv), and 6(o) herein.

           (j) You shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to you, from PricewaterhouseCoopers LLP, independent public accountants, containing the information and statements of the type ordinarily included in accountants' "comfort letters" to Underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus.

           (k) The Company and each entity listed on Schedule V hereto shall have delivered to you the agreements of the trustees of the Management Voting Trust and such entities, respectively, specified in Section 2 hereof which agreements shall be in full force and effect on the Closing Date.

           (l) The Shares shall have been duly listed, subject to official notice of issuance, on the NYSE.

           (m) You shall have received on the Closing Date, a certificate of each Selling Stockholder who is not a U.S. Person (as defined under applicable U.S. federal tax legislation) to the effect that such Selling Stockholder is not a U.S. Person, which certificate may be in the form of a properly completed and executed United States Treasury Department Form W-8 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof).

           The several obligations of the Underwriters to purchase any Additional Shares hereunder are subject to the delivery to the Representatives on the applicable Option Closing Date of such documents as they may reasonably request with respect to the good standing of the Company, a certificate to the effect set forth in Section 9(c) dated the applicable Option Closing Date, an opinion of Cleary, Gottlieb, Steen & Hamilton to the effect set forth in paragraph 3 of Appendix A and an opinion of Wachtell, Lipton, Rosen & Katz to the effect set forth in paragraph 5 of Appendix C.

          SECTION 10. Effectiveness of Agreement and Termination.
This Agreement shall become effective upon the execution and delivery of this Agreement by the parties hereto.

          This Agreement may be terminated at any time on or prior to the Closing Date by you by written notice to the Company if any of the following has occurred: (i) any outbreak or escalation of hostilities or other national or international calamity or crisis or change in economic conditions or in the financial markets of the United States or elsewhere that, in your judgment, is material and adverse and, in your judgment, makes it impracticable to market the Shares on the terms and in the manner contemplated in the Prospectus, (ii) the suspension or material limitation of trading in securities or other instruments on the New York Stock Exchange, the American Stock Exchange, the Chicago Board of Options Exchange, the Chicago Mercantile Exchange, the Chicago Board of Trade or the Nasdaq National Market or limitation on prices for securities or other instruments on any such exchange or the Nasdaq National Market, (iii) the suspension of trading of any securities of the Company on any exchange or in the over-the-counter market, (iv) the enactment, publication, decree or other promulgation of any federal or state statute, regulation, rule or order of any court or other governmental authority which in your opinion materially and adversely affects, or will materially and adversely affect, the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or (v) the declaration of a banking moratorium by either federal or New York State authorities or the taking of any action by any federal, state or local government or agency in respect of its monetary or fiscal affairs which in your opinion has a material adverse effect on the financial markets in the United States.

           If on the Closing Date or on an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase the Firm Shares or Additional Shares, as the case may be, which it has or they have agreed to purchase hereunder on such date and the aggregate number of Firm Shares or Additional Shares, as the case may be, which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the total number of Firm Shares or Additional Shares, as the case may be, to be purchased on such date by all Underwriters, each non-defaulting Underwriter shall be obligated severally, in the proportion which the number of Firm Shares set forth opposite its name in Schedule I bears to the total number of Firm Shares which all the non-defaulting Underwriters have agreed to purchase, or in such other proportion as you may specify, to purchase the Firm Shares or Additional Shares, as the case may be, which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares which any Underwriter has agreed to purchase pursuant to Section 2 hereof be increased pursuant to this Section 10 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If on the Closing Date any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased by all Underwriters and arrangements satisfactory to you, the Company and the H&F Selling Stockholders for purchase of such Firm Shares are not made within 48 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter, the Company or the Selling Stockholders. In any such case which does not result in termination of this Agreement, either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement and the Prospectus or any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase such Additional Shares or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase on such date in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of any such Underwriter under this Agreement.

           SECTION 11. Agreements of the Selling Stockholders. Each Selling Stockholder, severally and not jointly, agrees with you and the Company, whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all reasonable expenses incident to the performance of the Selling Stockholders' obligations under this Agreement, including: (i) the fees, disbursements and expenses of any Selling Stockholder's counsel in connection with the registration and delivery of the Shares under the Act, (ii) all costs and expenses related to the transfer and delivery of the Firm Shares to the Underwriters, including any transfer or other taxes payable thereon, and (iii) all other costs and expenses incident to the performance of the obligations of the Selling Stockholders hereunder for which provision is not otherwise made in this Section. The provisions of this Section shall not supersede or otherwise affect any separate agreement that the Company and any Selling Stockholders may have for allocation of such expenses among themselves.

          SECTION 12. Miscellaneous. Notices given pursuant to any provision of this Agreement shall be addressed as follows:
(i) if to the Company, to Young & Rubicam Inc., 285 Madison Avenue, New York, New York 10017, Attention: General Counsel,
(ii) if to the Y&R Selling Stockholders, to Michael J.

Dolan, Stephanie W. Abramson or Kevin Lavan, as Y&R Attorneys, c/o Young & Rubicam Inc., 285 Madison Avenue, New York, New York 10017, (iii) if to the H&F Selling Stockholders, to Philip U. Hammarskjold and Matthew R. Barger, as H&F Attorneys, c/o H&F Investors III, Inc., One Maritime Plaza, San Francisco, California 94111, (iv) if to BearTel, to Stephen M. Parish, Scott
P. Scharfman, and Davies B. Beller, as BearTel Attorneys, c/o Bear, Stearns & Co. Inc., 245 Park Ave., New York, New York 10167, and (v) if to any Underwriter or to you, to you c/o Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167,
Attention: Syndicate Department, or in any case to such other address as the person to be notified may have requested in writing.

           The respective indemnities, contribution agreements, representations, warranties and other statements of the Company, the Selling Stockholders and the several Underwriters set forth in or made pursuant to this Agreement shall remain operative and in full force and effect, and will survive delivery of and payment for the Shares, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the officers or directors of any Underwriter, any person controlling any Underwriter, the Company, the officers or directors of the Company, any person controlling the Company, any Selling Stockholder or any person controlling such Selling Stockholder, acceptance of the Shares and payment for them hereunder and termination of this Agreement.

           If for any reason the Shares are not delivered by or on behalf of any Selling Stockholders as provided herein (other than as a result of any termination of this Agreement pursuant to
Section 10 or breach of this Agreement by any Underwriter), the Company, the H&F Selling Stockholders and BearTel agree severally and not jointly, to reimburse the several Underwriters for all out-of-pocket expenses (including the reasonable fees and disbursements of counsel) incurred by them in proportion to the number of shares to be sold by (i) the Y&R Selling Stockholders,
(ii) the H&F Selling Stockholders and (iii) BearTel, respectively. Notwithstanding any termination of this Agreement, the Company shall be liable for all expenses which it has agreed to pay pursuant to Section 5(h) hereof.

           Each Y&R Selling Stockholder's liability for the breach of the representations and warranties of such Y&R Selling Stockholder in or pursuant to Section 7(a) is not limited under this Agreement. Notwithstanding the foregoing, the aggregate liability of any Y&R Selling Stockholder for the breach of any representations and warranties of such Y&R Selling Stockholder in or pursuant to Sections 7(b), (c), (d), (e), (f), (g), (h), (i) and (j) shall be limited to such Y&R

Selling Stockholder's Selling Stockholder Proceeds. In the event that the losses, claims, damages, liabilities or judgments relating to the breach by any Y&R Selling Stockholder of any representations and warranties of such Y&R Selling Stockholder in or pursuant to Sections 7(b), (c), (d), (e), (f), (g), (h), (i) and (j) exceeds the Selling Stockholder Proceeds for such Y&R Selling Stockholder, the Company agrees that it shall be wholly liable for such excess amount. Solely with respect to each Y&R Selling Stockholder, the Company hereby makes to each Underwriter the representations and warranties made by each such Y&R Selling Stockholder in Sections 7(b), (c), (d), (e), (f), (g), (h), (i) and (j), inclusive.

           Except as otherwise provided, this Agreement has been and is made solely for the benefit of and shall be binding upon the Company, the Selling Stockholders, the Underwriters, the Underwriters' directors and officers, any controlling persons referred to herein, the Company's directors and the Company's officers who sign the Registration Statement and their respective successors and assigns, all as and to the extent provided in this Agreement, and no other person shall acquire or have any right under or by virtue of this Agreement. The term "successors and assigns" shall not include a purchaser of any of the Shares from any of the several Underwriters merely because of such purchase.

           This Agreement shall be governed and construed in accordance with the laws of the State of New York.

           This Agreement may be signed in various counterparts which together shall constitute one and the same instrument.

           Please confirm that the foregoing correctly sets forth the agreement among the Company, the Selling Stockholders and the several Underwriters.


                                   Very truly yours,


                                   YOUNG & RUBICAM INC.


                                   By: ______________________________
                                         Name:   Peter A. Georgescu
                                         Title:  Chief Executive Officer
                                                 and Chairman

                                   THE Y&R SELLING
                                   STOCKHOLDERS NAMED IN
                                   SCHEDULE II HERETO,
                                   ACTING SEVERALLY


                                   By: ______________________________
                                        Attorney-in-fact

                                   THE H&F SELLING
                                   STOCKHOLDERS NAMED IN
                                   SCHEDULE III(a) HERETO,
                                   ACTING SEVERALLY

                                   By: ______________________________
                                       Attorney-in-fact

                                   BEARTEL CORP

                                   By: ______________________________
                                       Attorney-in-fact

BEAR, STEARNS & CO. INC.
DONALDSON, LUFKIN & JENRETTE
  SECURITIES CORPORATION
GOLDMAN, SACHS & CO.
ING BARING FURMAN SELZ LLC
SALOMON SMITH BARNEY INC.

Acting severally on behalf of themselves and the several Underwriters named in Schedule I hereto

By BEAR, STEARNS & CO. INC.

   By: ______________________________
      Name:
      Title:

                        SCHEDULE I



                                              Number of Firm
         Underwriters                     Shares to be Purchased
         ------------                     ----------------------
Bear, Stearns & Co. Inc.                         2,750,000
Donaldson, Lufkin & Jenrette Securities          2,750,000
Corporation
Goldman, Sachs & Co.                             1,500,000
ING Baring Furman Selz LLC                       1,500,000
Salomon Smith Barney Inc.                        1,500,000


Total                                           10,000,000

                        SCHEDULE II

                 Y&R SELLING STOCKHOLDERS


                                       Number of     Number of Firm
                                       Numver of   Shares Being Sold
                                      Firm Shares   that Constitute
Name                                  Being Sold    Option Shares
------------------------------------  -----------   -------------
Aiello, Stephen                            20,105         9,100
Albinus, Stig                              16,140        16,140
Anastos, Patricia                           2,000             0
Bara, Jean-Marc                            35,588             0
Baum, Stephen                               2,000             0
Bealle, Kimberly                           10,000             0
Beijen, Karel                               3,510             0
Bell, Ted                                  40,000             0
Bergerus-Hobinger, Leena                   45,570        25,575
Bjorkman, Lincoln                          15,615        15,615
Blocklin, June                             29,520        29,520
Boender, Rene                              12,078         3,600
Bohne, Bonnie                               2,430             0
Boisrond, Etienne                          33,750             0
Bosma, Tiemen                              55,000             0
Brands, Heinz Georg                         9,733             0
Branigan, Craig                            28,000             0
Braun, Jurgen                              71,970             0
Brite, Jane                                40,000             0
Chiocchi, Roger                            14,000             0
Chynsky, Ira                               16,000             0
Claes, Michael                              5,000             0
Cogman, Don                                61,600        61,600
Coombs, Janet                              19,327             0
Coronna, David                                700           700
Costa, Jose Maria                          15,000             0
Costa, Massimo                              7,406             0
Cozens, Mike                                5,220         5,220
Curran, Brian                              15,651        15,651
Davis, Donald                              19,080             0
De Bakker, Ferdinand                       15,000             0

                                       Number of     Number of Firm
                                       Numver of   Shares Being Sold
                                      Firm Shares   that Constitute
Name                                  Being Sold    Option Shares
------------------------------------  -----------   -------------
Dedeo, Joseph                             201,258             0
Deutsch, Lawrence                           1,400         1,400
Diamond, Shelley                           10,875        10,875
DuBose, Pamela                             20,000             0
Dukes, Terry                                6,250         6,250
Elliot, Daryl                               5,200         5,200
Exposito, Daisy                            31,709        31,709
Fahey, Kevin                                4,500         4,500
Farley, Charles                             5,000             0
Farnell-Watson, Peter                      20,355             0
Ford, Patrick                               9,000             0
Ford, Richard                              18,000        18,000
Frankel, Clark                             26,088             0
Franz, Volker                               1,000         1,000
Fredericks, Eric                           39,000             0
Frederiksen, Peter                          9,000         9,000
Gamza, Leon                                10,000             0
Gervasi, Enrico                             9,000             0
Gomezese, Oscar                             2,000         2,000
Gonzales, Eduardo                          40,000             0
Green, William                             10,000             0
Greene, David                              10,000             0
Gutierrez, Victor                           6,000             0
Halley-Wright, Andrew                      37,125        27,060
Hansen, Tom                                   750           750
Harleman, Peter                            16,000             0
Hawrysh, Fred                              17,400        17,400
Himpe, Stefaan                              5,000             0
Hood, James                                35,000             0
Horn, Roseanne                             10,350             0
Horovitz, Peter                             6,957         6,957
Hosp, Richard                              20,000             0
Hoyt, Eric Garrison                        11,900        11,900
Hughes, Alex                               34,785        34,785

                                       Number of     Number of Firm
                                       Numver of   Shares Being Sold
                                      Firm Shares   that Constitute
Name                                  Being Sold    Option Shares
------------------------------------  -----------   -------------
Hunt, Jeff                                 15,279        15,279
Ibba, Gigliola                             15,000             0
Igiel, Robert                              52,175        52,175
Jack, Barbara                              89,370             0
Jebsen, Pal Marius                         28,000        15,000
Johnston, William                           6,000             0
Kaplove, James                              8,000         8,000
Kenny, Mary Ellen                           6,522             0
Kissmann, Edna                             13,000             0
Klein, Arthur                              30,000             0
Koh, Jackie                                15,500        15,500
Kowalewska, Nina                           12,000        12,000
Krakowsky, Philippe                         6,000             0
Krauss, Ingo                              150,000             0
Kugelman, Stephanie                        72,794             0
Kurz, Mitchell                            356,000             0
Kushner, Jay                               11,000         5,000
La Rock, Marta                             10,000        10,000
Laing, Timothy                              4,135         4,135
Leo, Denise                                   675           675
Loes, Renato Arantes                       39,135        39,135
Lombardi, Marco                            20,000             0
Machtiger, Bennett                          7,000             0
Mackinnon, Duncan                           5,000         5,000
Maltese, John                              16,983             0
Manson, Anthony                            16,305             0
Matthies, Helmut                          125,000             0
Maurice, Martin                            15,000             0
McDuffey, Robert                           12,000        12,000
McGarry Jr., John                         309,706             0
McKenna, Steven                            92,000        50,000
McLean, Gordon                             11,955        11,955
McQueeney, Thomas                          34,765             0
Meerstadt, Bert                             8,000             0

                                       Number of     Number of Firm
                                       Numver of   Shares Being Sold
                                      Firm Shares   that Constitute
Name                                  Being Sold    Option Shares
------------------------------------  -----------   -------------
Melzer, William                            73,300        32,911
Meskill-Spencer, Diane                     22,767             0
Middleton, Craig                           31,467             0
Minear, David                              12,000             0
Montero, Fernan                           282,000             0
Mootz, Frans                               18,792             0
Morris, John                               12,432        12,432
Nelson, Bruce                               6,500             0
Newton Jr., Charles                         7,560             0
Newton, Keith                              26,250             0
Nicholson, Lori                            11,379             0
O' Malley, James                           13,560        13,560
Oroho, Steve                               64,988             0
O' Rourke, Raymond                         10,000             0
Owen, Stewart                              20,000             0
Parry, Vincent                             10,000        10,000
Pastrick, Robert S.                        17,220         3,480
Perez, Manuel                              32,000             0
Perez, Ricardo                             49,575        49,575
Perlmutter, Diane                           7,500             0
Peters, John                               28,710        28,710
Phillips, Graham                            4,960             0
Pollak, Tim                               264,000             0
Porter, Michael                            15,610        15,610
Power, William                             50,000             0
Pratt, Tom                                 10,000        10,000
Procter, Brian                              6,450             0
Puphal, Joerg                              32,000             0
Putnam, John E.                             9,173         9,173
Quadflieg, Matthias                         5,475             0
Rancourt, Serge                            40,000         9,810
Raviv, Sheila                              15,000             0
Reeser, Courtney                           12,522        12,522
Rentschler, Peter                           6,087         6,087

                                       Number of     Number of Firm
                                       Numver of   Shares Being Sold
                                      Firm Shares   that Constitute
Name                                  Being Sold    Option Shares
------------------------------------  -----------   -------------
Rindlisbacher, Jorg                         8,000             0
Rodriguez, Jorge                            1,755             0
Rodway, Edward                              6,450             0
Rosenthal, Ilene                           10,000             0
Ross, John                                  5,000         5,000
Rothstein, Seith                           33,915             0
Rousset, Alain                             55,352             0
Samet, Michael                             38,568             0
Sanders, John                              20,000        20,000
Savage, Chris                              13,050             0
Schetlick, Matthew                          7,000             0
Schou, Nico                                13,755             0
Schug, Angelika                            20,000        20,000
Scielzo, James                             23,733        23,733
Scruggs, John                              26,085        26,085
Seyferth, Steve                            10,000        10,000
Sharp, Keith                               17,742         2,088
Shaw, Jessie                                3,500         3,500
Sheldon, Alan                             250,000             0
Sinreich, Richard                          11,000             0
Sive, Robert                               12,590         1,280
Slone, Peter                               10,650        10,650
Smith, Tim                                  6,000             0
Srere, Linda                               15,000        15,000
Stadeler, Christoph                        23,000             0
Stefanski, Stanley                         80,321             0
Steigrad, Peter                             1,000         1,000
Stern Marrone, Debra                        8,000             0
Stout, Kathryn                              7,000         7,000
Thalen, Lars                               14,000             0
Timon, Clay                                36,511             0
Traub, Wayne                                5,500             0
Vijn, Pieter                               10,000             0
Waldman, Marvin                            24,100             0

                                       Number of     Number of Firm
                                       Numver of   Shares Being Sold
                                      Firm Shares   that Constitute
Name                                  Being Sold    Option Shares
------------------------------------  -----------   -------------
Walsh, Mary                                 2,000         2,000
Webre, Charles                             13,914        13,914
Widmer, Bruno                              65,000             0
Williams, Donald                           18,000             0
Williams, James                            22,500        21,500
Yagoda, Kenneth                             6,000             0
Zeigler, Mike                              23,185        23,185

TOTAL                                   5,180,647     1,047,166

                        SCHEDULE III

                (a) H&F SELLING STOCKHOLDERS


                                        Number of Firm
Name                                  Shares Being Sold
------------------------------------  -----------------


Hellman & Friedman Capital
Partners III, L.P.                            4,300,347

H&F Orchard Partners III, L.P.                  313,185

H&F International Partners III, L.P.             93,816

American Media Management, Inc.                  21,049

H. Irving Grousbeck                              42,096
                                      -----------------
                               Total          4,770,493


-------------------------------------------------------
(b)

BearTel Corp.                                    48,860

                        SCHEDULE IV

                OPTION SELLING STOCKHOLDERS


                                      Number of Additional
                                       Shares Subject to
Name                                  Additional Share Option
------------------------------------  -----------------------

Hellman & Friedman Capital
Partners III, L.P.                              1,338,462
                                                   97,477
H&F Orchard Partners III, L.P.

H&F International Partners III, L.P.               29,200

American Media Management, Inc.                     6,551

H. Irving Grousbeck                                13,102

BearTel Corp.                                      15,208
                                               ----------
Total Shares Subject to Additional
Share Option:                                   1,500,000

                         SCHEDULE V


F. Warren Hellman
Philip U. Hammarskjold
Richard S. Bodman
John F. McGillicuddy
Georgica Partners L.P.
Ralco Inc.
Brown University

                                                  Appendix A
                                                  ----------

   FORM OF OPINION OF CLEARY, GOTTLIEB, STEEN & HAMILTON:

           1. The Company is validly existing as a corporation in good standing under the laws of the State of Delaware.

           2. The Company has corporate power to own its properties and conduct its business as described in the Prospectus, and the Company has corporate power to enter into the Underwriting Agreement and to perform its obligations thereunder.

           3. The Shares have been duly authorized by all necessary corporate action of the Company, have been validly issued by the Company and are fully paid and nonassessable; and the holders of outstanding shares of capital stock of the Company are not entitled to any preemptive rights to subscribe for the Shares under the Amended and Restated Certificate of Incorporation or the Amended and Restated By-Laws of the Company, or the General Corporation Law of the State of Delaware.

           4. The statements set forth under the heading "Description of Capital Stock -- Common Stock" in the Prospectus, insofar as such statements purport to summarize certain provisions of the Securities and the Amended and Restated Certificate of Incorporation of the Company, provide a fair summary of such provisions, and the statements made in the Prospectus under the heading "Certain U.S. Tax Consequences to Non-United States Holders", insofar as such statements purport to summarize certain federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Securities by a non-U.S. holder (as defined in the Prospectus).

           5. The execution and delivery of the Underwriting
Agreement have been duly authorized by all necessary corporate action of the Company, and the Underwriting Agreement has been duly executed and delivered by the Company.

           6. The execution and delivery of the Underwriting Agreement and the performance by the Company of its obligations in the Underwriting Agreement (a) do not require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States of America or the State of New York or pursuant to the Delaware General Corporation Law, except such as have been obtained or effected under the Securities Act and the Securities Exchange Act of 1934, as amended (but such counsel expresses no opinion as to any consent, approval, authorization, registration or qualification that may be required under state securities or Blue Sky laws), and (b) do not result in a breach or violation of any of the terms and provisions of, or constitute a default under, any of the agreements of the Company filed (including by incorporation by reference) as exhibits to the Registration Statement, the Amended and Restated Certificate of Incorporation of the Company or the Amended and Restated By-laws of the Company.

           7. The Company is not and, after giving effect to the offering and sale of the Shares, will not be an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

           8. The Registration Statement (except the financial statements and schedules and other financial and statistical data included therein, as to which such counsel expresses no view), at the time it became effective, and the Prospectus (except as aforesaid), as of the date thereof, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder other than Regulation S-T under the Securities Act. In addition, such counsel does not know of any contracts or other documents of a character required to be filed as exhibits to the Registration Statement or required to be described in the Registration Statement or the Prospectus that are not filed or described as required.

           9. No information has come to such counsel's attention that causes such counsel to believe that the Registration Statement (except the financial statements and schedules and other financial and statistical data included therein, as to which such counsel expresses no view), at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

           10. No information has come to such counsel's attention that causes such counsel to believe that the Prospectus (except the financial statements and schedules and other financial and statistical data included therein, as to which such counsel expresses no view), as of the date thereof or as of the Closing Date, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

           11. Such counsel shall confirm that (based solely upon a telephonic confirmation from a representative of the Commission) the Registration Statement is effective under the Securities Act and, to the best of such counsel's knowledge, no stop order with respect thereto has been issued, and no proceeding for that purpose has been instituted or threatened by the Commission.

           13. The Custody Agreement executed by or on behalf of each Y&R Selling Stockholder is a valid, binding and enforceable agreement of such Y&R Selling Stockholder.

           14. The Power of Attorney executed by each Y&R Selling
Stockholder is a valid, binding and enforceable instrument of such Y&R Selling Stockholder

           15. Upon delivery to the Underwriters in the State of New York of certificates evidencing the Y&R Selling Stockholder Shares indorsed to such Underwriters or in blank and payment therefore by the Underwriters pursuant to the Underwriting Agreement, the Underwriters will own the Y&R Selling Stockholder Shares free of any adverse claim (within the meaning of the Uniform Commercial Code as in effect in the State of New York (the "UCC")). In rendering the foregoing opinion such counsel may assume that (i) each Underwriter takes delivery of the Y&R Selling Stockholder Shares without notice of any adverse claim (within the meaning of the UCC) and (ii) the signature on each indorsement is genuine.

                                                  Appendix B
                                                  ----------

FORM OF OPINION OF GENERAL COUNSEL OR SENIOR VICE PRESIDENT,
LEGAL COUNSEL FOR THE COMPANY:

           1. The Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to carry on its business as described in the Prospectus and to own, lease and operate its properties.

           2. YRLP has been duly organized, is validly existing and in good standing as a limited partnership under the laws of the State of Delaware and has the partnership power and authority to carry on its business as it is currently conducted and to own, lease and operate its properties.

           3. The Company is duly qualified to transact business and is in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.

           4. YRLP is duly qualified and is in good standing as a foreign partnership authorized to do business in each jurisdiction in which the nature of its business or its ownership or leasing of property requires such qualification, except where the failure to be in good standing or to be so qualified would not have a Material Adverse Effect.

           5. All of the issued and outstanding shares of Common Stock of the Company, including the Shares, have been duly authorized by all necessary corporate action of the Company, have been validly issued by the Company and are fully paid and nonassessable; and the holders of outstanding shares of capital stock of the Company are not entitled to any preemptive rights to subscribe for the Shares under the Amended and Restated Certificate of Incorporation, the Amended and Restated By-Laws of the Company, the General Corporation Law of the State of Delaware or any contracts to which the Company is a party.

           6. All of the outstanding partnership interests in YRLP have been duly authorized and validly issued and are fully paid and non-assessable, and are owned by the Company, directly or indirectly through one or more subsidiaries, free and clear of any security interest, claim, lien, encumbrance or adverse interest of any nature.

           7. The execution and delivery of the Underwriting
Agreement have been duly authorized by all necessary corporate action of the Company, and the Underwriting Agreement has been duly executed and delivered by the Company.

           8. The authorized capital stock of the Company conforms as to legal matters to the description thereof contained in the Prospectus.

           9. The statements set forth under the heading "Description of Capital Stock" and "Shares Eligible for Future Sale" and in the fifth, sixth, seventh and eighth paragraphs under the heading "Underwriting" in the Prospectus and Items 14 and 15 of Part II of the Registration Statement, insofar as such statements constitute a summary of the legal matters, documents or proceedings referred to therein, fairly summarize the matters, documents or proceedings referred to therein.

           10. The Company is not in violation of its Amended and Restated Certificate of Incorporation or Amended and Restated By-laws, YRLP is not in violation of its partnership agreement or other organizational documents, and, to such counsel's knowledge, neither the Company nor YRLP is in default in the performance of any obligation, agreement, covenant or condition contained in any of the agreements of the Company or YRLP filed as exhibits to the Registration Statement except for defaults which would not have a Material Adverse Effect.

           11. The execution and delivery by the Company of the Underwriting Agreement and the performance by the Company of its obligations therein (a) do not require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York, except such as have been obtained or effected under the Securities Act and the Securities Exchange Act of 1934, as amended (but such counsel expresses no opinion as to any consent, approval, authorization, registration or qualification that may be required under state securities or Blue Sky laws of the United States or the securities laws of any non-U.S. jurisdiction), (b) do not result in a breach or violation of any of the terms or provisions of, or a default under (i) any of the agreements of the Company or YRLP filed (including by incorporation by reference) as exhibits to the Registration Statement, (ii) the Amended and Restated Certificate of Incorporation or the Amended and Restated By-laws of the Company, (iii) the partnership agreement or other organizational documents of YRLP or (iv) any judgment, decree or order applicable to the Company of any United States federal or New York State court or other governmental authority, except (in the case of (i) and (iv)) for such breaches or violations as would not result in a Material Adverse Effect, and (c) do not result in the suspension, termination or revocation of any Authorization of the Company or YRLP or any other impairment of the rights of the holder of any such Authorization, except as would not result in a Material Adverse Effect.

           12. To such counsel's knowledge after due inquiry, there are no legal or governmental proceedings pending or threatened to which the Company or YRLP is a party or to which any of the properties of the Company or YRLP is subject that are required to be described in the Registration Statement or the Prospectus that are not so described, and there are no contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not so described or filed as required.

           13. To such counsel's knowledge, neither the Company nor any of its subsidiaries has violated any Environmental Law, any provisions of the Employee Retirement Income Security Act of 1974, as amended, or any provisions of the Foreign Corrupt Practices Act, or the rules and regulations promulgated thereunder, except for such violations which, singly or in the aggregate, would not have a Material Adverse Effect.

           14. The Company is not and, after giving effect to the offering and sale of the Shares, will not be an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

           15. To such counsel's knowledge, except as described in the Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement.

           16. Each of the Company and YRLP has such Authorizations of, and has made all filings with and notices to, all United States federal and New York State govern mental or regulatory authorities and self-regulatory organizations and all courts and other tribunals, including, without limitation, under any applicable Environmental Laws, as are necessary to own, lease, license and operate its respective properties and to conduct its busi ness, except where the failure to have any such Authorization or to make any such filing or notice would not, in the aggregate, have a Material Adverse Effect; each such Authorization is valid and in full force and effect and each of the Company and YRLP is in compliance with all the terms and conditions thereof and with the rules and regulations of the authorities and governing bodies having jurisdiction with respect thereto; and no event has occurred (including, without limitation, the receipt of any notice from any authority or governing body) which allows or, after notice or lapse of time or both, would allow, revocation, suspension or termination of any such Authorization or results or, after notice or lapse of time or both, would result in any other impairment of the rights of the holder of any such Authorization; and such Authorizations contain no restrictions that are burdensome to the Company; in each case except as would not have a Material Adverse Effect.

           17. The Registration Statement (except the financial statements and schedules and other financial and statistical data included therein, as to which such counsel expresses no view), at the time it became effective, and the Prospectus (except as aforesaid), as of the date thereof, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder other than Regulation S-T under the Securities Act. In addition, I do not know of any statutes, regulations, contracts or other documents of a character required to be filed as exhibits to the Registration Statement or required to be described in the Registration Statement or the Prospectus that are not filed or described as required.

           18. No information has come to my attention that causes me to believe that (i) the Registration Statement (except the financial statements and schedules and other financial and statistical data included therein, as to which I express no view) at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Prospectus (except the financial statements and schedules and other financial and statistical data included therein, as to which I express no view), as of the date thereof or as of the Closing Date, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                                                  Appendix C
                                                  ----------

     FORM OF OPINION OF WACHTELL, LIPTON, ROSEN & KATZ:

           1. Each of the H&F Selling Stockholders is the lawful owner of the Shares to be sold by such Selling Stockholder pursuant to the Underwriting Agreement and owns such Shares, free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever other than pursuant to the Custody Agreement, the Power of Attorney, the Underwriting Agreement and other than any such restriction on transfer, lien, encumbrance, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

           2. Each of the H&F Selling Stockholders has full legal right, power and authority, and all authorization and approval required by law, to enter into the Underwriting Agreement and the Custody Agreement and the Power of Attorney of such Selling Stockholder and to sell, assign, transfer and deliver the Shares to be sold by such Selling Stockholder in the manner provided herein and therein.

           3. The Custody Agreement of each of the H&F Selling Stockholders been duly authorized, executed and delivered by such Selling Stockholder and is a valid and binding agreement of such Selling Stockholder, enforceable in accordance with its terms.

           4. The Power of Attorney of each of the H&F Selling Stockholders has been duly authorized, executed and delivered by such Selling Stockholder and is a valid and binding instrument of such Selling Stockholder, enforceable in accordance with its terms, and, pursuant to such Power of Attorney, such Selling Stockholder has, among other things, authorized the Attorneys, or any one of them, to execute and deliver on such Selling Stockholder's behalf this Agreement and any other document they, or any one of them, may deem necessary or desirable in connection with the transactions contemplated hereby and thereby and to deliver the Shares to be sold by such Selling Stockholder pursuant to this Agreement.

           5. Upon sale and delivery of and payment for the Shares to be sold by each of the H&F Selling Stockholders pursuant to the Underwriting Agreement, and assuming the Underwriters purchase such Shares for value and in good faith without notice of any adverse claim, the Underwriters will own such Shares, free and clear of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever other than any such restriction on transfer, lien, encumbrance, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

           6. Assuming that the representations and warranties of the Company in Section 6 of the Underwriting Agreement are true and accurate in all material respects, the execution and delivery of the Underwriting Agreement and the Custody Agreement and

Power of Attorney of each of the H&F Selling Stockholders by such Selling Stockholder, the compliance by such Selling Stockholder with all the provisions hereof and thereof and the performance by such Selling Stockholder of its obligations thereunder will not require any consent, approval, authorization or other order of, or qualification with, any court or governmental body or agency (except such as may be required under the securities or Blue Sky laws of the various states), conflict with or constitute a breach of any of the terms or provisions of, or a default under, the organizational documents of such Selling Stockholder, if such Selling Stockholder is not an individual, or any indenture, loan agreement, mortgage, lease or other agreement or instrument to which such Selling Stockholder is a party or by which any property of such Selling Stockholder is bound or violate or conflict with any applicable law or any rule, regulation, judgment, order or decree of any court or any governmental body or agency having jurisdiction over such Selling Stockholder or any property of such Selling Stockholder.

                                                  Appendix D
                                                  ----------


             FORM OF OPINION OF BEARTEL COUNSEL:

      1. BearTel Corp. is the lawful owner of the Shares to be sold by such Selling Stockholder pursuant to the Underwriting Agreement and owns such Shares, free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever other than pursuant to the Custody Agreement, the Power of Attorney, the Underwriting Agreement and other than any such restriction on transfer, lien, encumbrance, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

      2. BearTel Corp. has full corporate power and authority, and all authorization and approval required by law, to enter into the Underwriting Agreement and the Custody Agreement and the Power of Attorney of such Selling Stockholder and to sell, assign, transfer and deliver the Shares to be sold by such Selling Stockholder in the manner provided herein and therein.

      3. The Custody Agreement of BearTel Corp. has been duly authorized, executed and delivered by such Selling Stockholder and is a valid and binding agreement of such Selling Stockholder, enforceable in accordance with its terms.

      4. The Power of Attorney of BearTel Corp. has been duly authorized, executed and delivered by such Selling Stockholder and is a valid and binding instrument of such Selling Stockholder, enforceable in accordance with its terms, and, pursuant to such Power of Attorney, such Selling Stockholder has, among other things, authorized the Attorneys, or any one of them, to execute and deliver on such Selling Stockholder's behalf this Agreement and any other document they, or any one of them, may deem necessary or desirable in connection with the transactions contemplated hereby and thereby and to deliver the Shares to be sold by such Selling Stockholder pursuant to this Agreement.

      5. Upon sale and delivery of and payment for the Shares to be sold by BearTel Corp. pursuant to the Underwriting Agreement, in the manner contemplated thereby and by the Power of Attorney and Custody Agreement of BearTel Corp., and assuming the Underwriters purchase such Shares for value and in good faith without notice of any adverse claim, the Underwriters will own such Shares, free and clear of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever other than any such restriction on transfer, lien, encumbrance, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

      6. Assuming that the representations and warranties of the Company in Section 6 of the Underwriting Agreement are true and accurate in all material respects, effectiveness of the Registration Statement and closing of the Offering as contemplated by the Underwriting Agreement and the Prospectus,
(a) no authorization, consent, approval or other action by, and no notice to or filing with, any U.S. federal or New York State court, governmental body or regulatory agency is required for the due execution, delivery and performance by BearTel Corp. of the Underwriting Agreement, the Power of Attorney and the Custody Agreement (except such as may be required under the securities or Blue Sky laws of the State of New York), and (b) the execution, delivery, and performance by BearTel Corp. of the Underwriting Agreement, the Power of Attorney and the Custody Agreement do not and will not (i) breach any of the terms and provisions of, or constitute a default under, any agreement or instrument to which it is a party or by which any of its properties is bound or (ii) violate or conflict with any provision of any law or any rule, regulation, judgment, order or decree of any court or any governmental body or regulatory agency having jurisdiction over BearTel Corp. or any of its properties.